SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Nestor Forster Jr.

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20001

Copies to:

Nicolas Grabar

Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this amendment No. 4 to the annual report on a voluntary basis.

This amendment to the annual report of the Federative Republic of Brazil on Form 18-K for the year ended December 31, 2019 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Authorization for U.S.$1,500,000,000 3.750% Global Bonds due 2031 and U.S.$750,000,000 4.750% Global Bonds due 2050
Exhibit 2:	Terms Agreement, dated June 29, 2021, between the Federative Republic of Brazil and the Underwriters, relating to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050, which incorporates, and modifies certain provisions of, the Underwriting Terms dated November 2019
Exhibit 3:	Names and Addresses of the Underwriters
Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050
Exhibit 5:	Opinion of the Attorney of the National Treasury with respect to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Federative Republic of Brazil, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasilia, Brazil on the 7th day of July, 2021.

By:	/s/ Fabiani Fadel Borin
Name: Fabiani Fadel Borin
Title: Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit 1:	Authorization for U.S.$1,500,000,000 3.750% Global Bonds due 2031 and U.S.$750,000,000 4.750% Global Bonds due 2050
Exhibit 2:	Terms Agreement, dated June 29, 2021, between the Federative Republic of Brazil and the Underwriters, relating to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050, which incorporates, and modifies certain provisions of, the Underwriting Terms dated November 2019
Exhibit 3:	Names and Addresses of the Underwriters
Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050
Exhibit 5:	Opinion of the Attorney of the National Treasury with respect to 3.750% Global Bonds due 2031 and 4.750% Global Bonds due 2050

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